

Chrisman Frank · 3rd

Chief Executive Officer at Synthesis

Scotts Valley, California, United States · **Contact info**

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Synthesis

Virginia Tech

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FINANCIAL TIMES

Silicon Valley: 25 to watch - 03. ClassDojo
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03. ClassDojo

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ClassDojo passes 1 billion moments of feedback - Feb 2014
ClassDojo
Over the past two years teachers around the world have given students over 1 billion pieces of feedback using ClassDojo! Learn more about how they're finding ways to give their students the feedback that will help them be successful not just in school, but in life.

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Experience

Chief Executive Officer
Synthesis · Full-time
Aug 2020 - Present · 1 yr 11 mos

 **ClassDojo**
7 yrs 10 mos

 **Product & growth**
Jun 2014 – Jan 2020 · 5 yrs 8 mos

Early engineer, product designer & growth marketer at one of the world's fastest growing education technology companies, currently used by teachers in 1 in 3 US schools and 150 countries wor ...see more

Engineer
Apr 2012 – Jun 2014 · 2 yrs 3 mos

Founder/Engineer
TutorCloud
Jan 2011 - Mar 2012 · 1 yr 3 mos

Education

 **Virginia Tech**

Virginia Tech

Skills

Java
 6 endorsements

SQL

4 endorsements

Python

Endorsed by Mark Erdmann who is highly skilled at this

4 endorsements

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Interests

Companies Schools

Uber
2,277,000 followers

ClassDojo
10,249 followers

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